Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)
From: Sheryl Palmer
To: All Taylor Morrison team members
Subject line: Honoring Those Who Have Served This Veterans Day
Team,
Veterans Day is a time to honor the 18.2 million people who have answered the call to serve in our Armed Forces and protect our nation’s hard-won freedoms. We ask for tremendous sacrifice from our men and women in uniform, as well as their families, and throughout our country’s history, they have risen to fulfill their duty without fail.
This Veterans Day is especially historic as it marks 100 years of honoring our service men and women on this day. Originally known as Armistice Day, the observance was set to honor the end of World War I, which happened on the 11th hour of the 11th day of the 11th month of 1919.
Recently, I’ve had the pleasure of getting to know the family of General William Lyon, and as many of you may know, he is a respected airman and the namesake and Chairman Emeritus of William Lyon Homes. As we prepare to welcome William Lyon Homes into our Taylor Morrison family, we also inherit a history and culture as rich and illustrious as our own. Often touted as one of the grandfathers of homebuilding, General Lyon was a regular face at the office until two years ago when he retired at the age of 94. A distinguished member of the United States Air Force—he served his country in both World War II and the Korean War.He has been decorated with numerous awards and honors, including the Distinguished Service Medal, Legion of Merit and Distinguished Flying Cross. He also served under President Gerald R. Ford at the Pentagon as Chief of the Air Force Reserve—retiring as a Major General of the United States Air Force Reserve. We couldn’t be more proud that he and his company’s legacy will soon be part of our Taylor Morrison legacy.

It goes without saying that it is a privilege to know and work alongside so many respected veterans. Today and every day, I offer my gratitude for their selflessness and devotion to our country and I encourage you all to spend a few moments today reflecting on our veterans’ patriotism and the commitments they have made to safeguard our great nation.
To all of our Taylor Morrison veterans and their families, thank you for your service.
Warmly,
Sheryl

Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.
Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.